

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

<u>Via E-mail</u>
Joseph L. Jackson
Chief Executive Officer
WageWorks, Inc.
1100 Park Place, 4th Floor
San Mateo, California 94403

> **Re:** **WageWorks, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed April 11, 2012**
> **File No. 333-173709**

Dear Mr. Jackson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

<u>Recent Developments, page 4</u>

1. We note your response to comment 1 in our letter dated March 26, 2012. Please disclose the explanation provided in your response that the estimated future payment of $15 to $17 million is based on your projection of CS's revenue growth in 2012 and 2013. Please also disclose the basis for your estimate with respect to the TC transaction.

<u>Risk Factors, page 10</u>

<u>Failure to ensure and protect the confidentiality of participant data …, page 16</u>

2. We note your response to comment 3 in our letter dated March 26, 2012. To the extent that the provision of customer support center and claims processing services by third-

party subcontractors presents any distinct risks, please revise the third paragraph to clarify these risks.

Note to Consolidated Financial Statements, page F-7

(13) Income Taxes, page F-33

3. We have reviewed your response to comment 5 in our letter dated March 26, 2012 noting that you anticipate using your state NOL carryforwards prior to expiration "assuming taxable income remains consistent with its 2011 level and no further suspension of net operating loss deduction usage by the State of California." Considering your taxable income appears to be significantly greater in fiscal 2011 than in prior years and your footnote indicates that the $38.9 million of state NOL carryforwards as of December 31, 2011 will begin to expire in 2012, please tell us in further detail how you determined that the reversal of your full valuation allowance related to state NOL carryforwards was appropriate. In doing so, please quantify the state NOL carryforwards that will expire in each year.

Transit Center, Inc. Financial Statements, page F-39

Note 8 – Expired Products, page F-49

4. We have reviewed your response to comment 7 in our letter dated March 26, 2012 and have the following comments:

- Tell us the redemption period(s) for the vouchers and TC cards issued by TC and how TC is able to utilize expired TC cards for economic value to TC.

- Tell us how often TC issues vouchers and TC cards and clarify whether or not the regularity of issuances varies by customer. For example, clarify if these items are issued on a monthly, quarterly, annual, or other basis. Please also tell us if your customers unilaterally determine when TC issues the voucher and TC cards or if TC has control over the issuance dates.

- Tell us when TC began issuing TC cards and vouchers, the number of units issued since that date, and your historical and current breakage rates. Please demonstrate to us how historical redemption activity supports TC's breakage rates. For example, provide the number and dollar amount of vouchers and TC cards purchased by year, the number, dollar amount and percentage of vouchers/cards redeemed in the year of purchase and in each subsequent year, and the number, dollar amount and percentage of vouchers/cards outstanding at the end of the year of purchase and each subsequent year. If the TC cards and vouchers have durations of less than a year, please adjust your analysis using shorter timeframes. Please also quantify for us how TC's estimations have compared to actual results.

- We note that TC records income for estimated expired products at the time a voucher or TC card is issued. Since recognition of "Day 1" breakage generally is not predominant practice under GAAP, please tell us how you believe TC's breakage policy is appropriate and why that method is more suitable than recording breakage at a later date, whether over your performance obligation period or at the expiration date.

- Once the TC acquisition has been included in your financial statements, please confirm that you will prominently disclose the impact of breakage on your results of operations. Amounts of breakage that are immaterial to revenues often can be material to operating and/or net income as breakage typically has no directly associated costs and is an estimate subject to change based upon experience.

Unaudited Pro Forma Condensed Consolidated Financial Statement Information, page F-50

Note 1 – Basis of Pro Forma Presentation, page F-53

5. We have reviewed your responses to comments 6, 9, and 11 in our letter dated March 26, 2012 and have the following comments:

- Please present your pro forma adjustments on a gross basis. For example, if the $1.2 million reduction of cash relating to pro forma adjustment #2 represents the $35 million borrowed under your revolving credit facility net of $36.2 million paid for the acquisition, please separately present such amounts either in the financial statements or the related footnote.

- Please disclose the amount of the contingent consideration payment assumed to have been paid in your pro forma balance sheet. Please also disclose the terms of the contingent consideration, including the variables upon which the contingent amount is determined and the dates of the contingency period.

Note 3 – Pro Forma Adjustments, page F-54

6. We have reviewed your response to comment 10 in our letter dated March 26, 2012, noting that you believe the transit passes purchased by TC meet the definition of inventory in ASC 330-10-20. Since, as indicated on page F-45 and in your response to comment 7, TC recognizes revenues from fees and commissions on a net basis under ASC 605-45, please tell us the manner in which TC classifies in the income statement the adjustment to remove the inventory from its balance sheet. If the inventory is debited directly to revenues, please consider revising the disclosures in the TC financial statement footnotes to clarify this treatment. If there is some other set of accounting entries to reconcile the existence of inventory with the notion that your revenue stream is from commissions and fees as opposed to a margin on inventory, please explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume at (202) 551-3254 or James Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Kim Jackson
        WageWorks, Inc.

        Mark Baudler
        Wilson Sonsini Goodrich & Rosati, Professional Corporation